Exhibit 99.7

Galapagos NV

Statutory auditor’s report to the shareholders’ meeting for the year ended 31 December 2022 – Annual accounts

The original text of this report is in Dutch

Galapagos NV | 31 December 2022

Statutory auditor’s report to the shareholders’ meeting of Galapagos NV for the year ended 31 December 2022—Annual accounts

In the context of the statutory audit of the annual accounts of Galapagos NV (the “company”), we hereby submit our statutory audit report. This report includes our report on the annual accounts and the other legal and regulatory requirements. These parts should be considered as integral to the report.

We were appointed in our capacity as statutory auditor by the shareholders’ meeting of 28 April 2020, in accordance with the proposal of the board of directors (“bestuursorgaan” / “organe d’administration”) issued upon recommendation of the audit committee. Our mandate will expire on the date of the shareholders’ meeting deliberating on the annual accounts for the year ending 31 December 2022. We have performed the statutory audit of the annual accounts of Galapagos NV for 23 consecutive periods.

Report on the annual accounts

Unqualified opinion

We have audited the annual accounts of the company, which comprises the balance sheet as at 31 December 2022 and the income statement for the year then ended, as well as the explanatory notes. The annual accounts show total assets of 4 694 448 (000) EUR and the income statement shows a loss for the year ended of 137 980 (000) EUR.

In our opinion, the annual accounts give a true and fair view of the company’s net equity and financial position as of 31 December 2022 and of its results for the year then ended, in accordance with the financial reporting framework applicable in Belgium.

Basis for the unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISA), as applicable in Belgium. In addition, we have applied the International Standards on Auditing approved by the IAASB applicable to the current financial year, but not yet approved at national level. Our responsibilities under those standards are further described in the “Responsibilities of the statutory auditor for the audit of the annual accounts” section of our report. We have complied with all ethical requirements relevant to the statutory audit of the annual accounts in Belgium, including those regarding independence.

We have obtained from the board of directors and the company’s officials the explanations and information necessary for performing our audit.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Galapagos NV | 31 December 2022

Determination of the estimated costs impacting the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the Gilead license and collaboration agreement

Key Audit Matter Description

Under the existing agreement with its collaboration partner for filgotinib, Gilead, (the “agreement”) the company recognized revenue of 125,5 million EUR from upfront payments and milestone payments linked to the filgotinib performance obligation. Revenue was recognized using the cost-to-cost input method, which management believes best depicts the transfer of control to the customer, being Gilead. Under the cost-to-cost input method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the filgotinib performance obligation.

Significant management judgment is required in determining the total estimated costs required under the agreement and the period over which the company is expected to complete its performance obligation. This significant management judgment is the principal consideration for our conclusion that procedures relating to the determination of the estimated costs to complete the performance obligation, impacting the revenue recognition of the filgotinib performance obligation, is a key audit matter. This increased level of judgment by management led to a high degree of auditor judgment, complexity, and effort in performing procedures and in evaluating audit evidence related to management’s assumptions related to the estimation of total costs to complete.

The company’s disclosures about revenue recognition are included in C 6.10 of the statutory annual accounts. The valuation rules related to revenue are in C 6.19.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the estimated costs impacting the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the license and collaboration agreement with Gilead included the following, among others:

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We evaluated and tested management’s process for determining the estimate of total costs to complete the performance obligation, which included evaluating the reasonableness of significant assumptions related to the estimate.

•	We tested, on a sample basis, the accuracy and completeness of actual costs incurred to date.

•	Our procedures on the reasonableness of the assumptions also included evaluating management’s ability to reasonably estimate costs to complete the performance obligation. Specifically, we:

•	Evaluated the appropriateness of changes made during the period to management’s estimates of total costs to complete.

•	Performed a comparison of management’s prior period cost estimates to actual costs incurred and approved.

•	Evaluated the period over which management is expecting the company to complete its performance obligation.

•	Compared certain costs to third-party supporting evidence.

•	Considered the impact of any subsequent events on management’s assumptions.

Galapagos NV | 31 December 2022

Responsibilities of the board of directors for the preparation of the annual accounts

The board of directors is responsible for the preparation and fair presentation of the annual accounts in accordance with the financial reporting framework applicable in Belgium and for such internal control as the board of directors determines is necessary to enable the preparation of the annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the board of directors is responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters to be considered for going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the statutory auditor for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

During the performance of our audit, we comply with the legal, regulatory and normative framework as applicable to the audit of annual accounts in Belgium. The scope of the audit does not comprise any assurance regarding the future viability of the company nor regarding the efficiency or effectiveness demonstrated by the board of directors in the way that the company’s business has been conducted or will be conducted.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from an error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

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obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control;

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors;

Galapagos NV | 31 December 2022

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conclude on the appropriateness of the use of the going concern basis of accounting by the board of directors and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the company to cease to continue as a going concern;

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evaluate the overall presentation, structure and content of the annual accounts, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the audit committee regarding, amongst other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and we communicate with them about all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated to the audit committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes any public disclosure about the matter.

Other legal and regulatory requirements

Responsibilities of the board of directors

The board of directors is responsible for the preparation and the content of the directors’ report on the annual accounts, the statement of non-financial information attached to the directors’ report on the annual accounts and other matters disclosed in the annual report, for the documents to be filed according to the legal and regulatory requirements, for maintaining the company’s accounting records in compliance with the legal and regulatory requirements applicable in Belgium, as well as for the company’s compliance with the Code of companies and associations and the company’s articles of association.

Responsibilities of the statutory auditor

As part of our mandate and in accordance with the Belgian standard complementary to the International Standards on Auditing (ISA) as applicable in Belgium, our responsibility is to verify, in all material respects, the director’s report on the annual accounts, the statement of non-financial information attached to the directors’ report on the annual accounts and other matters disclosed in the annual report, those documents to be filed according to the legal and regulatory requirements and compliance with certain obligations referred to in the Code of companies and associations and the articles of association, as well as to report on these matters.

Galapagos NV | 31 December 2022

Aspects regarding the directors’ report and other information disclosed in the annual report

In our opinion, after performing the specific procedures on the directors’ report on the annual accounts, the directors’ report on the annual accounts is consistent with the annual accounts for that same year and has been established in accordance with the requirements of article 3:5 and 3:6 of the Code of companies and associations.

In the context of our statutory audit of the annual accounts we are also responsible to consider, in particular based on information that we became aware of during the audit, if the directors’ report on the annual accounts is free of material misstatement, either by information that is incorrectly stated or otherwise misleading. In the context of the procedures performed, we are not aware of such material misstatement.

The non-financial information as required by article 3:6, § 4 of the Code of companies and associations, has been disclosed in the directors’ report that is part of the section on corporate social responsibility of the annual report (section “Sustainability report”). This non-financial information has been established by the company in accordance with the United Nations’ Sustainable Development Goals (“SDG’s”). In accordance with article 3:75, § 1, 6° of the Code of companies and associations we do not express any opinion on the question whether this non-financial information has been established in accordance with these SDG’s.

Statement on the social balance sheet

The social balance sheet, to be filed at the National Bank of Belgium in accordance with article 3:12, § 1, 8° of the Code of companies and associations, includes, both in form and in substance, all of the information required by this Code, including those relating to wages and training, and is free from any material inconsistencies with the information available to us in the context of our mission.

Statements regarding independence

•	Our audit firm and our network have not performed any prohibited services and our audit firm has remained independent from the company during the performance of our mandate.

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The fees for the additional non-audit services compatible with the statutory audit of the annual accounts, as defined in article 3:65 of the Code of companies and associations, have been properly disclosed and disaggregated in the notes to the annual accounts.

Galapagos NV | 31 December 2022

Other statements

•	Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

•	The appropriation of results proposed to the general meeting is in accordance with the relevant legal and regulatory requirements.

•	We do not have to report any transactions undertaken or decisions taken which may be in violation of the company’s articles of association or the Code of companies and associations.

•	This report is consistent with our additional report to the audit committee referred to in article 11 of Regulation (EU) N° 537/2014.

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The board of directors has taken the decision as described in the section “Conflict of interests and related parties” of the directors’ report, with financial consequences as a result. In accordance with article 7:96 of the Code of companies and associations, the board of directors has informed the shareholders of the resolution passed by the board of directors to amend the management agreement between Galapagos NV and Stoffels IMC BV, which is the management company of the chairman and CEO. We have assessed the financial consequences for the company relating to the decisions taken in respect of the conflict of interest as described in the directors’ report and we have nothing to report.

Signed at Zaventem, 23 March 2023.

The statutory auditor

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises BV/SRL

Represented by Nico Houthaeve

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises BV/SRL

Registered Office: Gateway building, Luchthaven Brussel Nationaal 1 J, B-1930 Zaventem

VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - IBAN BE86 5523 2431 0050 - BIC GKCCBEBB

Member of Deloitte Touche Tohmatsu Limited